I–III/06

MM
KARTON AG

Mayr Melnhof Karton

Interim Report 1st Quarter 2006

- Good start to the new fiscal year
- High capacity utilization in both Divisions
- Significant earnings rise at MM Packaging
- Persistent pressure on costs requires further price increase move at MM Karton

dlw 6/5

Mayr-Melnhof Group Key Indicators

(in accordance with IFRS, unaudited)

(consolidated, in millions of EUR)	1st Quarter Jan. 1 - Mar. 31, 2006	Jan. 1 - Mar. 31, 2005	+/-
Sales	377.0	357.1	+5.6 %
EBITDA	59.8	60.1	-0.5 %
EBITDA margin (%)	15.9 %	16.8 %	
Operating profit	40.1	36.4	+10.2 %
Operating margin (%)	10.6 %	10.2 %	
Profit before tax	40.4	37.4	+8.0 %
Income tax expense	(13.0)	(12.1)	
Profit for the period	27.4	25.3	+8.3 %
Net profit margin (%)	7.3 %	7.1 %	
Basic and diluted earnings per share (in EUR)	2.44	2.23	
Cash earnings	47.9	47.9	+0.0 %
Cash earnings margin (%)	12.7 %	13.4 %	
Capital expenditures	23.7	17.2	+37.8 %
Depreciation and amortization	20.0	22.6	-11.5 %

	Balance sheet date Mar. 31, 2006	Dec. 31, 2005
Total equity (in millions of EUR)	791.7	769.7
Total assets (in millions of EUR)	1,364.4	1,346.4
Total equity to total assets (%)	58.0 %	57.2 %
Net debt (in millions of EUR)	(146.9)	(151.9)
Enterprise value (in millions of EUR)	1,636.3	1,313.0
Employees	7,018	7,296

Group Report

Dear Shareholders,

Your Company concluded the first quarter of 2006 with a profit for the period of EUR 27.4 million. This is an increase of 8.3 % compared to the previous year (Q1 2005: EUR 25.3 million). Both MM Karton and MM Packaging registered a positive development in sales, resulting in high capacity utilization for both segments.

While MM Packaging achieved significant profit growth particularly due to increased productivity, the recovery of margins in cartonboard production however develops in stages despite successive price improvements, due to ongoing high input costs and temporary downtime at the Nikopol cartonboard mill in Bulgaria.

Signs of a temporary improvement in the economy in Western Europe, particularly in Germany, did not have any appreciable influence on household consumption and thus on packaging needs in the first three months of 2006. The economies in Central and Eastern Europe continued with strong, sustained demand for cartonboard and folding cartons.

In line with the unchanged trend in demand, the recovered paper markets were characterized by largely stable prices during the first quarter of 2006. In contrast, the crude oil price registered another significant increase, with corresponding consequences on the associated input factors.

Statement of Income

Consolidated sales of the Mayr-Melnhof Group amounted to EUR 377.0 million in the first quarter of 2006 and thus exceeded the previous year's figure by EUR 19.9 million or 5.6 %. This increase mainly results from cartonboard production which recorded a significantly higher sales performance following investment-related downtime in the previous year's first quarter.

The operating profit was improved by 10.2 % to EUR 40.1 million. The increase is mainly attributable to the strong growth of results in cartonboard converting. Correspondingly the Group's operating margin reached 10.6 % (Q1 2005: 10.2 %).

Financial expenses amounted to EUR 1.2 million, while financial income came to EUR 1.9 million.

Profit before tax was at EUR 40.4 million after EUR 37.4 million (+8.0 %).

Income tax expense totaled EUR 13.0 million (Q1 2005: EUR 12.1 million), resulting in an effective Group tax rate of 32.2 % (Q1 2005: 32.4 %).

The profit for the period therefore rose to EUR 27.4 million (Q1 2005: EUR 25.3 million), and earnings per share reached EUR 2.44 (Q1 2005: EUR 2.23).

Assets, Capital, Resources, Liquidity

During the first quarter of 2006 the Group's balance sheet total increased by EUR 18.0 million to EUR 1,364.4 million. This rise compared to year-end 2005 was particularly due to the profit for the period.

Total funds available to the Group decreased by EUR 13.8 million to EUR 324.3 million (December 31, 2005: EUR 338.1 million). Financial liabilities came down from EUR

186.2 million (December 31, 2005) to EUR 177.4 million. The Group therefore continues to have no net debt (March 31, 2006: EUR -146.9 million; December 31, 2005: EUR -151.9 million).

At EUR 689.0 million, non-current assets were slightly up (December 31, 2005: EUR 682.8 million). Intangible assets amounted to EUR 41.0 million (December 31, 2005: EUR 36.5 million), of which EUR 36.4 million (December 31, 2005: EUR 31.7 million) were accounted for goodwill. Current assets increased by EUR 11.8 million to EUR 675.4 million.

Cash Flow Development

Cash flow from operating activities amounted to EUR 25.2 million after EUR 9.0 million in the first quarter of 2005. This difference is particularly attributable to the increase in working capital in 2005 related to the start-up at the MM Eerbeek mill after a fire damage.

Cash flow from investing activities amounted to EUR -33.7 million (Q1 2005: EUR -20.6 million). This rise mainly results from increased investment activities in connection with the set-up of the new rotogravure plants in Trier, Izmir, and Cherkassy.

Cash flow from financing activities declined to EUR -4.0 million (Q1 2005: EUR 0.4 million) as a result of higher net redemptions.

Further Information

As of January 1, 2006, MM Packaging acquired the remaining minority interest of 33 % in Ernst Schausberger & Co. Gesellschaft m.b.H. located in Gunskirchen, Austria, and is now the single owner of the company.

Outlook

The demand for cartonboard and folding cartons continues to be robust under the currently more friendly economic conditions in Europe. Accordingly both Divisions are expecting capacities in the second quarter to be utilized at similar levels as in the first quarter of 2006.

Due to the further increase of all costs driven by the crude oil price, a few days ago cartonboard customers were given notice of another price increase, due at the beginning of the summer months. If economic recovery sustains, an eye will have to be kept on fiber prices in the coming months.

Passing on the increase in cartonboard prices is being pursued with the highest priority at MM Packaging. The expenses connected with starting production at the three newly built rotogravure sites in Trier, Izmir, and Cherkassy will have increasing impact from the second quarter onwards.

Acquisition projects are being pursued in both cartonboard production and cartonboard processing.

Report on the Divisions

Mayr-Melnhof Karton

Demand on the cartonboard markets progressed thoroughly and steadily in the first quarter of 2006 under unchanged strong competition. MM Karton succeeded in securing volume growth in both Western and Eastern Europe. In the hard-fought markets outside Europe volumes were defended successfully. As a result, cartonboard sales of 388,000 tons were up by 7.2 % on the previous year, which fell temporarily due to investments in the Eerbeek and Nikopol plants (Q1 2005: 362,000 tons). Around 80 % of the sales volume came from Europe and 20 % from non-European markets (Q1 2005: 78 %; 22 %). The average order backlog reached 82,000 tons after approximately 70,000 tons in the first quarter of 2005.

Production volume amounted to 388,000 tons (Q1 2005: 373,000 tons), which resulted in a capacity utilization of about 94 % (Q1 2005: 93 %).

Since the start of the year 2006, main emphasis was placed on the successive implementation of the price increase, which had already been announced at the end of the previous year following the massive rise in energy costs. The decision to temporarily stop the machine in Nikopol, Bulgaria, in order to stabilize the market, proved to be right in this context.

The development in the first quarter indicates that the average price was already successfully raised noticeably compared to both the first and fourth quarter of 2005.

Thus, the 10.0 % increase in sales from EUR 185.5 million to EUR 204.0 million resulted from both higher volume and better prices. The operating profit rose from EUR 16.9 million to EUR 17.1 million. This led to an operating margin of 8.4 % (Q1 2005: 9.1 %).

Divisional Indicators MM Karton (in accordance with IFRS, unaudited)

(in millions of EUR)	1st Quarter 2006	1st Quarter 2005	+/-
Sales[1]	204.0	185.5	+10.0 %
Operating profit	17.1	16.9	+1.2 %
Operating margin (%)	8.4 %	9.1 %	
Tonnage produced (in thousands of tons)	388	373	+4.0 %

[1] including interdivisional sales

Mayr-Melnhof Packaging

The demand for folding cartons remained stable going into the new year and also progressed positively in the first quarter of 2006. Overcapacity and the wide use of tendering in the purchase of packaging however kept prices permanently under pressure.

Against this backdrop, MM Packaging managed to clearly increase its revenues once again in the first quarter of 2006 following further gains in productivity.

At an almost unchanged sales level of EUR 201.3 million (Q1 2005: EUR 200.8 million) MM Packaging generated an operating profit of EUR 23.0 million. This is equivalent to an increase by 17.9 % compared to the previous year (Q1 2005: EUR 19.5 million), leading to an operating margin of 11.4 % after 9.7 % in the first quarter of 2005.

The tonnage processed moved up by 4.0 % to 130,000 tons (Q1 2005: 125,000 tons).

Divisional Indicators MM Packaging (in accordance with IFRS, unaudited)

	1st Quarter		
(in millions of EUR)	**2006**	2005	+/-
Sales[1]	201.3	200.8	+0.2 %
Operating profit	23.0	19.5	+17.9 %
Operating margin (%)	11.4 %	9.7 %	
Tonnage processed (in thousands of tons)	130	125	+4.0 %

[1] including interdivisional sales

Consolidated Income Statements

(in accordance with IFRS, unaudited)

(all amounts in thousands of EUR, except per share data)	1st Quarter Jan. 1 - Mar. 31, 2006	1st Quarter Jan. 1 - Mar. 31, 2005
Sales	377,001.5	357,131.7
Cost of sales	(285,805.4)	(271,450.5)
Gross margin	**91,196.1**	**85,681.2**
Other operating income	2,071.6	2,055.9
Selling and distribution expenses	(35,091.0)	(33,213.5)
Administrative expenses	(17,903.7)	(17,562.7)
Other operating expenses	(181.7)	(553.4)
Operating profit	**40,091.3**	**36,407.5**
Financial expenses	(1,227.1)	(1,489.4)
Financial income	1,857.4	1,444.9
Share of profit (loss) of associated companies	(76.7)	343.6
Other income (expenses) - net	(288.1)	727.9
Profit before tax	**40,356.8**	**37,434.5**
Income tax expense	(12,917.4)	(12,133.4)
Profit for the period	**27,439.4**	**25,301.1**
Attributable to:		
Shareholders of the Company	26,941.8	24,576.3
Minority interests	497.6	724.8
Profit for the period	**27,439.4**	**25,301.1**
Earnings per share for the profit attributable to the shareholders of the Company during the period:		
Basic and diluted (in EUR)	2.44	2.23

Consolidated Balance Sheets

(in accordance with IFRS, unaudited)

(all amounts in thousands of EUR)

ASSETS	End of 1st Quarter Mar. 31, 2006	Year End Dec. 31, 2005
Property, plant and equipment	533,301.1	531,137.0
Investment property	2,181.7	2,221.2
Intangible assets including goodwill	40,980.4	36,515.0
Investments in associated companies	187.9	187.9
Available-for-sale financial assets	73,934.8	75,094.0
Other financial assets	17,783.2	18,136.9
Deferred income taxes	20,595.5	19,514.2
Non-current assets	**688,964.6**	**682,806.2**
Inventories	167,269.3	174,335.1
Trade receivables	207,008.2	177,154.6
Income tax receivables	17,991.3	14,532.3
Prepaid expenses and other current assets	32,805.2	34,535.8
Cash and cash equivalents	250,316.4	262,993.8
Current assets	**675,390.4**	**663,551.6**
TOTAL ASSETS	**1,364,355.0**	**1,346,357.8**
EQUITY AND LIABILITIES		
Share capital	87,240.0	87,240.0
Additional paid-in capital	169,213.4	169,213.4
Treasury shares	(53,100.8)	(53,100.8)
Retained earnings	573,194.7	546,252.9
Other reserves	4,961.2	7,848.1
Equity attributable to shareholders of the Company	**781,508.5**	**757,453.6**
Minority interests	10,194.8	12,230.5
Total equity	**791,703.3**	**769,684.1**
Interest bearing financial liabilities	105,145.5	96,695.5
Financial lease liabilities	2,055.3	2,032.5
Provisions for other non-current liabilities and charges	81,705.9	83,021.2
Deferred income taxes	47,200.4	45,969.9
Non-current liabilities	**236,107.1**	**227,719.1**
Interest bearing financial liabilities	67,892.8	80,537.5
Financial lease liabilities	2,320.1	7,031.7
Liabilities and provisions for income tax	31,492.1	26,012.9
Trade liabilities	109,512.1	123,641.1
Deferred income and other current liabilities	38,215.7	39,887.4
Provisions for other current liabilities and charges	87,111.8	71,844.0
Current liabilities	**336,544.6**	**348,954.6**
Total liabilities	**572,651.7**	**576,673.7**
TOTAL EQUITY AND LIABILITIES	**1,364,355.0**	**1,346,357.8**

Consolidated Statements of Changes in Equity

(Condensed version in accordance with IFRS, unaudited)

	1st Quarter							
	Equity attributable to shareholders of the Company							
(all amounts in thousands of EUR)	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Other reserves	Total	Minority interests	Total equity
Balance at January 1, 2006	**87,240.0**	**169,213.4**	**(53,100.8)**	**546,252.9**	**7,848.1**	**757,453.6**	**12,230.5**	**769,684.1**
Profit for the period				26,941.8		**26,941.8**	497.6	**27,439.4**
Profit (loss) directly recognized in equity, net of tax					(2,886.9)	**(2,886.9)**	(16.8)	**(2,903.7)**
Total profit for the period	**0.0**	**0.0**	**0.0**	**26,941.8**	**(2,886.9)**	**24,054.9**	**480.8**	**24,535.7**
Dividends paid						**0.0**	(4.5)	**(4.5)**
Business combinations and dispositions						**0.0**	(2,512.0)	**(2,512.0)**
Balance at March 31, 2006	**87,240.0**	**169,213.4**	**(53,100.8)**	**573,194.7**	**4,961.2**	**781,508.5**	**10,194.8**	**791,703.3**
Balance at January 1, 2005	**87,240.0**	**169,213.4**	**(53,100.8)**	**496,734.5**	**3,665.2**	**703,752.3**	**12,228.2**	**715,980.5**
Profit for the period				24,576.3		**24,576.3**	724.8	**25,301.1**
Profit (loss) directly recognized in equity, net of tax					942.5	**942.5**	21.5	**964.0**
Total profit for the period	**0.0**	**0.0**	**0.0**	**24,576.3**	**942.5**	**25,518.8**	**746.3**	**26,265.1**
Dividends paid						**0.0**	(6.1)	**(6.1)**
Balance at March 31, 2005	**87,240.0**	**169,213.4**	**(53,100.8)**	**521,310.8**	**4,607.7**	**729,271.1**	**12,968.4**	**742,239.5**

Consolidated Cash Flow Statements

(Condensed version in accordance with IFRS, unaudited)

	1st Quarter	
(all amounts in thousands of EUR)	**Jan. 1 - Mar. 31, 2006**	Jan. 1 - Mar. 31, 2005
Cash flow from operating activities	25,184.2	8,991.3
Cash flow from investing activities	(33,696.6)	(20,575.7)
Cash flow from financing activities	(3,986.3)	367.1
Effect of exchange rate changes on cash and cash equivalents	(178.7)	181.8
Net change in cash and cash equivalents (< 3 months)	**(12,677.4)**	**(11,035.5)**
Cash and cash equivalents (< 3 months) at the beginning of the period	**262,993.8**	**227,582.4**
Cash and cash equivalents (< 3 months) at the end of the period	**250,316.4**	**216,546.9**
Adjustments to reconcile cash and cash equivalents to total funds available to the Group:		
Current and non-current available-for-sale financial assets	73,934.8	75,015.9
Total funds available to the Group	**324,251.2**	**291,562.8**

Quarterly Overview

(in accordance with IFRS, unaudited)

Mayr-Melnhof Group

(consolidated in millions of EUR)	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	**1st Quarter 2006**
Sales	357.1	358.3	375.8	364.0	377.0
EBITDA	60.1	57.1	59.0	55.3	59.8
EBITDA margin (%)	16.8 %	15.9 %	15.7 %	15.2 %	15.9 %
Operating profit	36.4	34.2	36.3	33.8	40.1
Operating margin (%)	10.2 %	9.5 %	9.7 %	9.3 %	10.6 %
Profit before tax	37.4	35.6	37.1	35.3	40.4
Income tax expense	(12.1)	(11.6)	(13.1)	(13.8)	(13.0)
Profit for the period	25.3	24.0	24.0	21.5	27.4
Net profit margin (%)	7.1 %	6.7 %	6.4 %	5.9 %	7.3 %
Basic and diluted earnings per share (in EUR)	2.23	2.13	2.12	1.91	2.44

Divisions

MM Karton

(in millions of EUR)	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	**1st Quarter 2006**
Sales[1)]	185.5	190.4	193.4	197.9	204.0
Operating profit	16.9	16.5	13.5	14.9	17.1
Operating margin (%)	9.1 %	8.7 %	7.0 %	7.5 %	8.4 %
Tonnage produced (in thousands of tons)	373	389	384	383	388

MM Packaging

(in millions of EUR)	1st Quarter 2005	2nd Quarter 2005	3rd Quarter 2005	4th Quarter 2005	**1st Quarter 2006**
Sales[1)]	200.8	196.6	209.8	195.0	201.3
Operating profit	19.5	17.7	22.8	18.9	23.0
Operating margin (%)	9.7 %	9.0 %	10.9 %	9.7 %	11.4 %
Tonnage processed (in thousands of tons)	125	125	130	125	130

[1)] including interdivisional sales

The Management Board
of Mayr-Melnhof Karton AG

The half year report 2006 will be published on August 17, 2006.

Mayr-Melnhof Shares

Relative Performance of MM Shares 2005 / 2006 (December 30, 2004 = 100)


MM
ATX
MSCI (Europe/Container and Packaging)
200
180
160
140
120
100
80
60
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.

Share price (closing price)	
as of May 9, 2006	151.35 EUR
2006 High	154.33 EUR
2006 Low	117.[illegible]8 EUR
Stock performance (Year-end 2005 until May 9, 2006)	+28.3 %
Number of shares issued	12 million
Market capitalization as of May 9, 2006 (in millions of EUR)	1,669
Trading volume (average per day Q1 2006 in millions of EUR)	5.63

Share Repurchase Program

Since March 19, 2001 the Mayr-Melnhof Group has repurchased 975,848 own shares, which is equivalent to 8.1 % of the capital stock, for EUR 53.1 million including fees. The maximum repurchase volume is limited to 1.2 million shares or 10 % of the capital stock. Thus, a maximum of further 224,152 shares can be repurchased in the current buy back program lasting from November 18, 2005 to November 18, 2006. All transactions are published on the Internet at www.mayr-melnhof.com.

Editorial information

Editor (publisher):
Mayr-Melnhof Karton AG
Brahmsplatz 6
1041 Vienna, Austria

For further information, please contact:

Stephan Sweerts-Sporck
Investor Relations
Tel.: +43/ 1 50136 1180
Fax: +43/ 1 50136 1195

e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com

